

Mail Stop 3561

August 11, 2008

Nils H. Okeson
Senior Vice President, General Counsel and Secretary
Triarc Companies, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

>   **Re: Triarc Companies, Inc.
>   Amendment No. 2 to Registration Statement on Form S-4
>   Filed August 4, 2008
>   File No. 333-151336**

Dear Mr. Okeson:

  We have reviewed your responses to the comments in our letter dated July 23, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Form S-4

Opinion of Wendy's Financial Advisor, page 64
Stand-Alone Valuations of Wendy's; Wendy's Discounted Cash Flow Analysis, page 67

1. Please include a statement in the S-4 that the Special Committee and Wendy's Board of Directors specially noted the results of Greenhill's Wendy's Discounted Cash Flow Analysis using Wendy's management's projections which resulted in a range of equity values per Wendy's common share of $30.15 to $39.29.

Part II

Item 21. Exhibits and Financial Statement Schedules

2. For each of the items listed as exhibits that are incorporated by reference to another filing made with the SEC, please include the date such item was filed with us.

Exhibit 5.1

3. Revise the carryover paragraph on pages 3-4 to remove assumptions numbered 3, 4, and 6. We note that you are the company's counsel so that these are inappropriate assumptions.

Exhibit 8.1

4. Either refile the opinion dated the date of effectiveness or remove language limiting the opinion to a date prior to effectiveness.

5. Please delete assumption (iv) in paragraph 3 of the opinion.

Exhibit 8.2

6. Please delete assumptions (ii) and (iii) in paragraph 5 of the opinion.

7. Please revise assumption (v) in paragraph 5 to remove the reference to Merger Sub as it is no longer providing a representation letter or tell us why the reference is still necessary.

8. Please delete the first sentence of the last paragraph of the opinion. You may not limit reliance on a tax opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Paul D. Ginsberg
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Fax: (212) 492-0131